Terry F. Schwartz

Direct Tel: (404) 815-3731

Direct Fax: (404) 685-7031

tschwartz@sgrlaw.com

August 3, 2012

VIA EDGAR AND

EMAIL TRANSMISSION

Mr. Michael R. Clampitt

Senior Attorney

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	TGR Financial, Inc.
Registration Statement on Form S-4
Registration File No. 333-182414

Amendment No. 1 to Form S-4 Registration Statement filed August 3, 2012

Dear Mr. Clampitt:

We have reviewed the Staff’s comment letter dated July 23, 2012 with respect to the above-referenced registration statement, and have today electronically filed with the Securities and Exchange Commission on behalf of TGR Financial, Inc. (the “Company”) this response to your comment letter and Amendment No. 1 to the Registration Statement on Form S-4. This letter will respond to each of your comments in the order presented in your letter. The Staff’s comments from the July 23, 2012 letter are reproduced below in bold-faced type followed by the respective responses on behalf of the Company. This response letter is also being sent to Mr. Michael F. Johnson, Staff Attorney, and to Mr. Marc Thomas, Staff Accountant.

Outside Front Cover

1.     Please revise your filing to limit the outside cover page to one page. Refer to Item 501(b) of Regulation S-K.

We have revised the outside cover page to be contained on a single page.

Washington, D.C. 20549

August 3, 2012

Pro Forma Information, page 32

2.     Please include a footnote detailing the major categories comprising the expenses incurred in organizing the holding company and their respective amounts.

A footnote has been added under the table on page 34 to detail the major categories comprising the organization expenses and their respective amounts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.     Revise to include an “Overview” of management’s perspective on the bank to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. Identify the factors that the bank’s executives focus on in evaluating financial condition and operating performance and consider addressing the material operations, risks and challenges facing the bank and how management is dealing with these issues. Consider enhancing your disclosure to address any material trends. Refer to Release No. 33-8350.

This Section (MD&A) has been revised to include an overview of management’s perspective on the Bank to provide an executive level review providing context for the remainder of the MD&A discussion. The overview identifies executive management’s key focus and factors in evaluating financial condition and operating performance and addresses material trends and challenges facing the Bank and how management is dealing with these issues. Please see the discussion beginning on page 54 under the heading “Executive Overview.”

Deposits, page 68

4.     We note the discussions in Note 18 on page F-41 and in Note 9 on page F-73 regarding the relatively significant balance of deposits held by three (and later four) customers which individually exceed 5% of total deposits for the latest two periods. Given that the total balance of these deposits increased to $83.5 million at March 31, 2012, from $59 million at December 31, 2011, please include a discussion in this section (and on page 76) of management’s reliance on these deposits, whether or not they are considered core or brokered deposits and any significant impact on your total interest expense on deposits, net interest margin and liquidity. You may also choose to revise other ancillary sections of the document such as the liquidity section on page 76 to have an integrated discussion.

We note the reference here and elsewhere in Management’s Discussion and Analysis regarding the State of Florida’s Competitive Bid CD Program. Please more fully describe this program, including management’s perceived benefits from participating in this program, how interest rates are determined and whether or not management considers these deposits akin to brokered deposits, etc.

Washington, D.C. 20549

August 3, 2012

The MD&A discussion has been revised to provide additional disclosure surrounding the concentration of deposits at December 31, 2011 and March 31, 2012, including management’s assessment of these deposits, the nature of these deposits and any significant impact on total interest expense, net interest margin and liquidity. Please see the additional disclosure provided under the heading “Deposits” on page 70 and also on page 79. Additional disclosure has also been added under “Liquidity and Capital Resources” on page 80 addressing these customer deposit concentrations.

Disclosure has been added on page 70 in the MD&A discussion to provide additional information and a description regarding the State of Florida’s Competitive Bid CD Program, including how interest rates are determined and the characterization of these deposits as well as management’s perceived benefits from participating in this program.

Other

5.     Please provide an updated consent from your independent accountants and update the financial statements as required by Article 3-12 of Regulation S-X.

An updated consent from the Company’s independent accountants has been filed with this Amendment No. 1 to the Registration Statement. The Company is mindful of the requirements to update the financial statements under Article 8-08 of Regulation S-X.

The Company has added certain preliminary summary financial data for the quarter ended June 30, 2012 in the “Recent Developments” sections in the Summary and MD&A on pages 11 and 55, respectively.

Acquisition of Assets and Assumption of Liabilities of The Royal Palm Bank, Naples, Florida (in Receivership) by First National Bank of the Gulf Coast (the “Bank”)

On July 20, 2012, the Bank assumed approximately $77 million of deposits and approximately $78 million in assets from the FDIC as Receiver of The Royal Palm Bank of Florida, Naples, Florida (“Royal”), under a whole-bank purchase and assumption agreement without loss share. Disclosure regarding this acquisition of assets and assumption of liabilities has been added in the proxy statement/prospectus in the Summary section on page 11, in the Executive Overview section of MD&A on page 54, and in footnotes to the interim financial statements on page F-53.

Under the financial significance tests contained in Rule 8-04 of Regulation S-X, the acquisition does not meet or exceed any of the conditions specified in paragraph (b) of Article 8-04 at the 50% level, and therefore separate financial statements and any other required financial information related to Royal is not included in this Amendment No. 1 to the Registration Statement, as it is expected that the effective date of the registration statement and mailing date of the proxy statement will occur well within the prescribed timeframe of Rule 8-04(c)(4)(ii) (less than 74 days after consummation of the acquisition), and the financial statements have not been previously filed. Any required financial statements, proforma information or other financial information required under Regulation S-X will be furnished by the Company under cover of Form 8-K no later than 75 days after consummation of the acquisition.

Washington, D.C. 20549

August 3, 2012

As supplemental information, please see the attachment to this letter which sets forth the significance tests under Regulation S-X related to the Royal acquisition.

Additional Updating Revisions and Responses to Comments from the Office of the Comptroller of the Currency (OCC)

The Staff will see additional changes to the proxy statement/prospectus contained in this Amendment No. 1 to the Registration Statement which reflect responses to comments received from the Securities and Corporate Practices Division of the OCC, as well as changes to update certain information and to reflect that the Bank is no longer subject to periodic reporting under the Securities Exchange Act of 1934, as amended.

The Company would appreciate your prompt review and consideration of this response letter and the pre-effective Amendment No. 1 to Form S-4 Registration Statement. As discussed with the Staff, the Company plans to file a request for acceleration of effectiveness of the Registration Statement, to be effective on August 10, 2012.

If you have any questions or require additional information with respect to any matters discussed in this response, please feel free to contact the undersigned at (404) 815-3731 or tschwartz@sgrlaw.com.

Very truly yours,

/s/ Terry F. Schwartz

Smith, Gambrell & Russell, LLP

TFS/sc

cc:	Gary L. Tice
Chief Executive Officer
TGR Financial, Inc.

Michael F. Johnson
SEC Staff Attorney

Marc Thomas
SEC Staff Accountant

Supplemental Information

Significance Tests under Regulation S-X Related to the Royal Acquisition

The acquisition was evaluated under the financial significance tests contained in Article 3 and Article 8 of Regulation S-X. Rule 3-05 and Rule 8-04 require an evaluation of a registrant’s proportionate share of the total assets and net loss of the acquiree to the total consolidated assets and net loss of the registrant for the most recent annual financial statements filed prior to the acquisition. Additionally, an investment test is necessary to evaluate the consideration transferred relative to total assets. Paragraph (c)(4) of Rule 8-04 further provides that separate financial statements of the acquiree need not be included in the registration statement if the acquiree does not meet or exceed the 50% level of the registrant for any of the three tests and either the consummation of the acquisition has not yet occurred or the effective date of the registration statement is no more than 74 days after consummation of the business combination and such financial statements have not previously been filed.

Based on information contained in the acquiree’s call report filed with the FDIC and First National Bank of the Gulf Coast’s 10-K filed with the OCC for the year ended December 31, 2011, total assets of the acquiree were approximately 22% as compared to the consolidated assets of First National Bank of the Gulf Coast. Net loss of the acquiree was approximately 47% as compared to the consolidated net loss of First National Bank of the Gulf Coast. First National Bank of the Gulf Coast acquired the assets and assumed the liabilities at a discount of $19,250,000. There was no premium paid on the deposits. Therefore, because none of the three tests yielded a result at or above the 50% threshold and the Company expects an effective date within 74 days after consummation of the acquisition, a conclusion was reached that no financial statements of the acquiree were necessary in the registration statement.

The required financial statements, proforma information or other financial information required under Regulation S-X will be furnished by the Company under cover of Form 8-K no later than 75 days after consummation of the acquisition as required in Rule 8-04(c)(5). Given the nature of this acquisition, the Company plans to give further consideration to SAB Topic 1-K.

Significance Testing—Assets Test

FNB of GC Total assets @ 12/31/11	396,328	per 2011 10-K

Royal Palm Bank Total assets @ 12/31/11	89,129	per 12/31/11 call report

	22%

Significance Testing—Investment Test

FNB of GC Total assets @ 12/31/11	396,328	per 2011 10-K

FDIC consideration	(19,250)	comprised of an asset discount

	-5%

Significance Testing—Pretax Income Test

FNB of GC net loss—year ended 12/31/11	5,933	per 2011 10-K; using absolute values

Royal Palm Bank net loss—year ended 12/31/11	2,807	per 12/31/11 call report

	47%